UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Verso Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92531L207
(CUSIP Number)

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

08/06/2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,799,860.47*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,799,860.47*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,799,860.47*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.063%**
14	TYPE OF REPORTING PERSON PN

* Represents (1) 1,500,000 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P. and (2) 225,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 299,860.47 shares of Class A Common Stock of the Issuer.

** This calculation is based on 29,687,534.47 shares of Common Stock of the Issuer, comprising of (1) 29,387,674 shares outstanding as of July 30, 2021, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 6, 2021, and (2) 225,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 299,860.47 shares.

1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,799,860.47*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,799,860.47*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,799,860.47*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.063%**
14	TYPE OF REPORTING PERSON PN

* Represents (1) 1,500,000 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P. and (2) 225,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 299,860.47 shares of Class A Common Stock of the Issuer.

** This calculation is based on 29,687,534.47 shares of Common Stock of the Issuer, comprising of (1) 29,387,674 shares outstanding as of July 30, 2021, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 6, 2021, and (2) 225,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 299,860.47 shares.

1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,799,860.47*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,799,860.47*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,799,860.47*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.063%**
14	TYPE OF REPORTING PERSON CO

* Represents (1) 1,500,000 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P. and (2) 225,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 299,860.47 shares of Class A Common Stock of the Issuer.

** This calculation is based on 29,687,534.47 shares of Common Stock of the Issuer, comprising of (1) 29,387,674 shares outstanding as of July 30, 2021, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 6, 2021, and (2) 225,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 299,860.47 shares.

1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,037,270.47*
	8	SHARED VOTING POWER 255,000**
	9	SOLE DISPOSITIVE POWER 2,037,270.47*
	10	SHARED DISPOSITIVE POWER 255,000**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,292.270.47
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.721%***
14	TYPE OF REPORTING PERSON IN

* Represents (1) 1,500,000 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P., (2) 225,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 299,860.47 shares of Class A Common Stock of the Issuer, (3) 210 shares of Class A Common Stock of the Issuer held in a UTMA account for the benefit of Alfred Hale Hoak of which Mr. J. Hale Hoak serves as custodian, (4) 25,000 shares of Class A Common Stock of the Issuer held by The Hoak Foundation, of which Mr. J. Hale Hoak serves as investment manager, (5) 50,000 shares of Class A Common Stock of the Issuer held by Mr. J. Hale Hoak, (6) 45,000 shares of Class A Common Stock of the Issuer held by Hale Hoak Child’s Trust, (7) 1,170 call options of the Issuer that are exercisable into 117,000 shares of Class A Common Stock of the Issuer, and (8) 200 shares of Class A Common Stock of the Issuer held in a UTMA account for the benefit of James M. Hoak III of which Mr. J. Hale Hoak serves as custodian.

** Represents 255,000 shares of Class A Common Stock of the Issuer held by Nancy Hoak 2020 GRAT Agreement, of which Mr. J. Hale Hoak serves as co-trustee.

*** This calculation is based on 29,687,534.47 shares of Common Stock of the Issuer, comprising of (1) 29,387,674 shares outstanding as of July 30, 2021, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 6, 2021, and (2) 225,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 299,860.47 shares.

1	NAME OF REPORTING PERSONS James M. Hoak, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,224,860.47*
	8	SHARED VOTING POWER 255,000**
	9	SOLE DISPOSITIVE POWER 2,224,860.47*
	10	SHARED DISPOSITIVE POWER 255,000**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,479,860.47
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.353%***
14	TYPE OF REPORTING PERSON IN

*  Represents (1) 1,500,000 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P., (2) 225,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 299,860.47 shares of Class A Common Stock of the Issuer, (3) 400,000 shares of Class A Common Stock of the Issuer held in the James M. Hoak, Jr. IRRA, and (4) 25,000 shares of Class A Common Stock of the Issuer held by The Hoak Foundation, of which Mr. James M. Hoak, Jr. serves as president.

**  Represents 255,000 shares of Class A Common Stock of the Issuer held by Nancy Hoak 2020 GRAT Agreement, of which Mr. James M. Hoak, Jr. serves as co-trustee.

***  This calculation is based on 29,687,534.47 shares of Common Stock of the Issuer, comprising of (1) 29,387,674 shares outstanding as of July 30, 2021, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 6, 2021, and (2) 225,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 299,860.47 shares.

1	NAME OF REPORTING PERSONS Hale Hoak Child’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 45,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 45,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* This calculation is based on 29,687,534.47 shares of Common Stock of the Issuer, comprising of (1) 29,387,674 shares outstanding as of July 30, 2021, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 6, 2021, and (2) 225,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 299,860.47 shares.

1	NAME OF REPORTING PERSONS The Hoak Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON CO

* This calculation is based on 29,687,534.47 shares of Common Stock of the Issuer, comprising of (1) 29,387,674 shares outstanding as of July 30, 2021, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 6, 2021, and (2) 225,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 299,860.47 shares.

1	NAME OF REPORTING PERSONS Nancy Hoak 2020 GRAT Agreement
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 255,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 255,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

* This calculation is based on 29,687,534.47 shares of Common Stock of the Issuer, comprising of (1) 29,387,674 shares outstanding as of July 30, 2021, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 6, 2021, and (2) 225,459 warrants of the Issuer, held by Hoak Public Equities, L.P., that are exercisable within 60 days into 299,860.47 shares.

This Amendment No. 2 to Schedule 13D ( the “Second Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on December 31, 2020 (the “Original 13D”), as amended by that certain Amendment No. 1 to the Original 13D (the “First Amendment”, and together with the Original 13D and the Second Amendment, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original 13D.

This Second Amendment is being filed for the purpose of reporting an increase in the percentage of the class of securities beneficially owned by the reporting persons and the related updates and amendments to the Schedule 13D as follows:

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read in its entirety as follows:

The total amount of funds used for the purchase of Common Stock by HPE was $22,758,490.57. The total amount of funds used for the purchase of warrants of the Issuer by HPE was $278,514.15. Hoak Management and Hoak & Co do not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by HPE. Each of James M. Hoak, Jr. and J. Hale Hoak may also be deemed to beneficially own the Common Stock owned by HPE. The total amount of funds used for the purchase of the Common Stock reported by (i) the Trust was $456,399.86, (ii) the Foundation was $187,204.08 and (iii) the GRAT was $3,106,569.35. James M. Hoak, Jr. may also be deemed to beneficially own the Common Stock owned by the Foundation and the GRAT and J. Hale Hoak may also be deemed to beneficially own the Common Stock owned by the Trust, the Foundation and the GRAT. The total amount of funds used for the purchase of the remaining Common Stock reported by (i) James M. Hoak, Jr. was $5,417,454.00 (all such 400,000 shares held in the James M. Hoak, Jr. IRRA) and (ii) J. Hale Hoak was $588,413.43 (50,000 shares held personally by J. Hale Hoak, 210 shares held in a UTMA account for the benefit of Alfred Hale Hoak (Mr. J. Hale Hoak’s son) of which Mr. J. Hale Hoak serves as custodian, and 200 shares held in a UTMA account for the benefit of James M. Hoak III (Mr. J. Hale Hoak’s son) of which Mr. J. Hale Hoak serves as custodian).

Item 5.                      Interest in Securities of the Issuer.

Item 5(c) is hereby amended and restated to read in its entirety as follows:

“

(c)	Schedule A hereto sets forth all transactions in the Common Stock within the past 60 days by any Reporting Person. All such transactions were effected on the open market. Also see Item 6 with respect to call option contracts. Except for the transactions set forth on Schedule A or Item 6, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.”

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read in its entirety as follows:

“The Reporting Persons purchased 1,170 call option contracts expiring on October 15, 2021 for the total amount of $118,733.06.”

Item 7.                      Material to Be Filed as Exhibits

99.1	Joint Filing Agreement, dated August 11, 2021, by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co, James M. Hoak, Jr., J. Hale Hoak, The Hoak Foundation, Hale Hoak Child’s Trust and the Nancy Hoak 2020 GRAT Agreement.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	August 11, 2021

Hoak Public Equities, L.P. By: Hoak Fund Management, L.P., its general partner By: Hoak & Co., its general partner By: _______________________________ J. Hale Hoak President	Hoak Fund Management, L.P. By: Hoak & Co., its general partner By: _______________________________ J. Hale Hoak President
The Hoak Foundation By: _______________________________ J. Hale Hoak, its investment manager	Hale Hoak Child’s Trust By: _______________________________ J. Hale Hoak, Trustee
Hoak & Co. By: _______________________________ J. Hale Hoak President	James M. Hoak, Jr. By: _______________________________ James M. Hoak, Jr.
J. Hale Hoak By: _______________________________ J. Hale Hoak	Nancy Hoak 2020 GRAT Agreement By: _______________________________ J. Hale Hoak, Co-Trustee By: _______________________________ James M. Hoak, Jr., Co-Trustee

Schedule A

Transactions – Last 60 Days

Hale Hoak Child’s Trust

Date	Symbol	Transaction	Shares	Price Per Share
6/22/2021	VRS	Purchase	5,000	$17.0200

James M. Hoak, Jr.

Date	Symbol	Transaction	Shares	Price Per Share
6/22/2021	VRS	Purchase	2,209	$16.9877
6/29/2021	VRS	Purchase	29,236	$17.2302
6/30/2021	VRS	Purchase	900	$17.2765
7/6/2021	VRS	Purchase	4,193	$17.0098
7/7/2021	VRS	Purchase	2,751	$17.0381
7/8/2021	VRS	Purchase	10,711	$16.8597